UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the date of May, 2008

Commission File Number 000-29336

ATNA RESOURCES LTD.

(Translation of registrant's name into English)

510 - 510 Burrard Street

Vancouver, B.C. Canada V6C 3A8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x] Form 40-F [ ]

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

CSA Staff Notice 57-301

Notice of Default

Atna Resources Inc. (the “Issuer”) hereby gives notice to the British Columbia Securities Commission, Alberta Securities Commission, Ontario Securities Commission and Nova Scotia Securities Commission pursuant to CSA Staff Notice 57-301 – Failing to File Financial Statements on Time – Management Cease Trade Orders as follows:

1.           the Issuer is not able to file its interim financial statements and related management discussion and analysis for the period ended March 31, 2008 (the “Financial Statements”) by May 15, 2008, the filing date prescribed by section 4.4 and section 5.1, respectively, of National Instrument 51-102 – Continuous Disclosure Obligations;

2.           the filing of the Financial Statements has been delayed because the Issuer has recently closed, as of March 18, 2008, the acquisition of all of the outstanding shares of common stock, warrants and debentures of Canyon Resources Corporation and has encountered some delays in determining certain issues in how the transaction is to be recorded from an accounting perspective, the primary outstanding issue being the resolution of a potential future income tax liability and the impact of such liability on the final purchase price for the acquisition;

3.           the Issuer intends to file the Financial Statements by May 29, 2008, and in any event will file the Financial Statements no later than June 5, 2008;

4.           the securities commissions and regulators for each of British Columbia, Alberta, Ontario and Nova Scotia may impose an issuer cease trade order (a “CTO”) if the Financial Statements are not filed by July 15, 2008, and may impose a CTO earlier if the Issuer fails to file Default Status Reports pursuant to Appendix B of CSA Staff Notice 57-301 within the prescribed time for filing such Reports;

5.           the Issuer intends to satisfy the provisions of Appendix B by filing Default Status Reports on a bi-weekly basis for as long as it remains in default of the requirement to file the Financial Statements;

6.           the Issuer is not subject to any insolvency proceedings; and

7.           except as may be contained in the Financial Statements, there is no material information concerning the affairs of the Issuer that has not been generally disclosed.

DATED this 13th day of May, 2008.

ATNA RESOURCES LTD.

Per:           _”David Watkins”_______________
Director, Executive Chairman &
Chief Executive Officer

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